Contact

www.linkedin.com/in/jerry-mix-9632924 (LinkedIn)

Top Skills

Lighting
Manufacturing
Architectural Lighting

Jerry Mix

Senior Business Advisor
Redwood City, California, United States

Summary

Experienced President with a demonstrated history of working in the electrical and electronic manufacturing industry. Strong business development professional skilled in Building teams, Sales, Management, Product Marketing, Finacial leader and specialist in Lighting.

Experience

Radiare
Board Member
June 2024 - Present (11 months)
Sacramento County, California, United States

Dermasport
Chief Executive Officer
January 2022 - Present (3 years 4 months)
California, United States

Retail Health and Personal Care Products

Fellow Products Inc
Board Member
January 2021 - Present (4 years 4 months)
San Francisco, California, United States

FINIS Inc
Member of the Board
January 1992 - Present (33 years 4 months)
Livermore CA

Active Board Member of Finis for last 20 years.

Legrand, North America
Senior Advisor Lighting Sector Legrand NA
January 2020 - December 2020 (1 year)
San Francisco Bay Area

Finelite Inc.
President
January 2012 - January 2020 (8 years 1 month)
Union City CA

Operational leadership and management of the company with full responsibility for meeting of business development targets, technical and development milestones. Identify, develop and execute a strategy for creating profitable revenue growth from existing product capabilities. Build, lead and manage a high-caliber team, which is focused on the mission of profitable revenue growth, creativity, technology advancement, innovation and quality. Define markets and develop strategies to capitalize on technology, market conditions and segment opportunities.

Lumewave Inc.
Co Founder
February 2011 - August 2014 (3 years 7 months)

Startup Outdoor Wireless Lighting Control Company - Acquired by Echelon August 2014

Legrand North America
Executive Staff
January 1996 - December 2011 (16 years)

On Executive team working on strategic planning, leadership development and corporate planning.

Watt Stopper
Founder/President
January 1984 - December 2011 (28 years)
Santa Clara CA

As founder in the very first stage of the company - The Passion Leader around finding the best ways to control watts for lighting control. Leading the team, finding the right people, developing the products and market for sustainable growth.

Atomic Aquatics
Executive Board Member
1996 - 2011 (15 years)
3585 A Cadillac Ave. Costa Mesa, CA 92626

Executive Board Member and largest shareholder until company was acquired by Huish Outdoors, LLC in 2011. Funded and assisted Dean Garraffa and

Doug Toth to create diving equipment of the highest caliber. Atomic is the most premier diving equipment manufacture in the world.

Bellarmine College Preparatory
JV Water Polo Coach
September 2000 - November 2010 (10 years 3 months)

Assisted with Water Polo, Varisty, JV and Freshman each Fall.

Yamas Controls Group LLC
Member Board of Directors
2002 - 2007 (5 years)
San Francisco

Board Member until Yamas was acquired by TAC's which is a subsidiary of Schneider Electric.   Worked with the Executive team in strategy and building of the business in the building automation industry.

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Education

University of Arizona
BSBA, Marketing · (1977 - 1980)